Announcement









                  Company Cambridge Antibody Tech Group PLC
                  TIDMCAT
                  Headline Offer Update
                  Released 07:01 24 Mar 2003
                  Number 0890J






03/CAT/10
      For further information contact:
      Cambridge Antibody Technology
      Tel: +44 (0) 1223 471 471
      Peter Chambre, Chief Executive Officer
      John Aston, Chief Financial Officer
      Rowena Gardner, Director of Corporate Communications
      Weber Shandwick Square Mile (Europe)
      Tel: +44 (0) 20 7067 0700
      Graham Herring


       BMC Communications/The Trout Group (USA)
      Tel: 001 212 477 9007
      Brad Miles, ext 17 (media)
      Brandon Lewis, ext.15 (investors)


CAT's Offer for OGS

Cambridge, UK: Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) notes the recent press reports that Celltech (LSE: CCH; NYSE: CLL) has acquired approximately 10 per cent. of the outstanding share capital of Oxford GlycoSciences (LSE: OGS; NASDAQ: OGSI).

CAT reminds OGS shareholders that the proposed merger of CAT and OGS would be effected by way of a scheme of arrangement that would require approval by a majority in number of the shareholders who vote at the court convened meeting representing 75 per cent. of the shares voted at that meeting. As a result, the proposed merger of CAT and OGS can be achieved notwithstanding Celltech's recent acquisition of OGS shares.

ENDS -

Notes to Editors
Cambridge Antibody Technology (CAT):
  CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.

  CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

  HumiraTM is the leading CAT-derived antibody. Six other CAT-derived human therapeutic antibodies are at various stages of clinical trials. CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include:
  Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and Wyeth Research. CAT is listed on the
  London Stock Exchange and on NASDAQ since June 2001. CAT raised GBP41m in its IPO in March 1997 and GBP93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995:

This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors hat could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.
END